March 18, 2015

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Vectren Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 17, 2015
File No. 1-15467

Dear Mr. Thompson:

We have received your letter dated March 4, 2015 detailing your office’s review of the Vectren Corporation (the Company) Form 10-K for the Fiscal Year ended December 31, 2014 filed on February 17, 2015 (the “Comment Letter”). We have reviewed the Comment Letter and offer our response thereto as noted below. For your convenience, we have reproduced your comment and request for information below followed by our response.

Form 10-K for the Fiscal year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

18. Gas Rate & Regulatory Matters

Regulatory Treatment of Investments in Natural Gas Infrastructure Replacement, page 95

1.
Please explain to us in detail why the method of recognition of allowable costs in rates associated with bare steel and cast iron replacement activities of Indiana Gas and SIGECO, the capital infrastructure program of Indiana Gas and replacing bare steel and cast iron pipelines and other infrastructure by VEDO are not considered phase-in plans as defined in ASC 980-340-20.

Response:

In summary, the Company does not believe that the investments in utility assets referenced in the Comment Letter meet the criteria of a phase-in plan under ASC 980-340-20.  It is the Company’s belief that the intent of this guidance was to address large-scale utility investments (“major plant”), which would be both significant in overall cost and in financial and rate impacts at the time placed in rates.  It is our understanding and belief that the definition of “major plant” is not applied to situations where investments made relate to replacement of existing utility plant infrastructure (maintenance capital).  The Company notes that greater than 80% of the  Company’s investments described below represent this concept of maintenance capital as they relate to replacement of individual units of gas pipeline property that are currently included in the Company’s utility base rates.  More importantly, the Company has received regulatory approval for each of these investments which assures the timely recovery of these costs consistent with ASC 980-340 guidelines.  These Regulatory Commission approved mechanisms accelerate recovery of the costs associated with these investments, when compared to typical base rate treatment, by allowing the Company to begin timely cash recovery from customers for costs incurred.  A detailed discussion of each investment and the associated analysis related to the accounting conclusion is outlined below.

ASC 980-340-20 defines a phase-in plan as:

“Any method of recognition of allowable costs in rates that meets all of the following criteria [emphasis added]:

a. The method was adopted by the regulator in connection with a major, newly completed plant of the regulated entity or of one of its suppliers or a major plant scheduled for completion in the near future (hereinafter referred to as "a plant").

b. The method defers the rates intended to recover allowable costs beyond the period in which those allowable costs would be charged to expense under generally accepted accounting principles (GAAP) applicable to entities in general.

c. The method defers the rates intended to recover allowable costs beyond the period in which those rates would have been ordered under the rate-making methods routinely used prior to 1982 by that regulator for similar allowable costs of that regulated entity.”

ASC 980-340-05-3 states that “Phase-in plans were developed to alleviate the problem of rate spike. Those plans are intended to moderate the initial increase in rates that would otherwise result from placing newly completed plants in service by deferring some of that rate increase to future years and providing the utility with return on investment for those deferred amounts. Instead of the traditional pattern of an increase in allowable costs followed by decreasing allowable costs for utility plants after the plants are placed in service, phase-in plans creates a pattern of gradually increasing allowable costs for the initial years of the plant’s service life.”

In applying the guidance in ASC 980, the following Regulatory Commission approved cost recovery mechanisms were evaluated as they relate to ASC 980-340-20:

•	Bare steel and cast iron pipeline and other infrastructure by VEDO (DRR)
•	Bare steel and cast iron activities of Indiana Gas and SIGECO
•	Capital infrastructure program of Indiana Gas and SIGECO

Bare steel and cast iron pipelines and other infrastructure by VEDO (DRR):
As background and as noted in the Company’s Form 10-K for the fiscal year ended December 31, 2014 on page 96, the Public Utilities Commission of Ohio (PUCO) Order approving the Company's 2009 base rate case in the Ohio service territory authorized a distribution replacement rider (DRR). The DRR's primary purpose is recovery of investments in utility plant and related operating expenses associated with replacing bare steel and cast iron pipelines and certain other infrastructure. This rider is updated annually for qualifying capital expenditures and allows for a return to be earned on those capital expenditures based on the rate of return approved in the 2009 base rate case. In addition, deferral of depreciation and the ability to accrue debt-related post-in-service carrying costs is also allowed until the related capital expenditures are included in the DRR. As of December 31, 2014, the Company has made capital investments under this rider totaling $150.5 million. Regulatory assets associated with post-in-service carrying costs ($9.1 million) and depreciation deferrals ($4.0 million) totaled $13.1 million at December 31, 2014. On February 19, 2014, the PUCO issued an Order approving a Stipulation entered into by the PUCO Staff and the Company which provided for the extension of the DRR for the recovery of costs incurred through 2017 and expanded the types of investment covered by the DRR to include recovery of other infrastructure investments.

The second criteria defined in ASC 980-340-20 states: “The method defers the rates intended to recover allowable costs beyond the period in which those allowable costs would be charged to expense under generally accepted accounting principles applicable to entities in general.”

The DRR mechanisms provide for recovery of and on incremental rate base between base rate cases. These mechanisms establish a new revenue requirement each year for the incremental rate base and operating costs as applicable. The mechanisms are recovering the allowable costs in the period where those costs would be charged to expense under generally accepted accounting principles, and as such do not meet the second criteria. As all three criteria must be met, management concludes that the bare steel and cast iron pipeline and other infrastructure by VEDO are not phase-in plans and are not subject to the accounting treatment for phase-in plans under ASC 980.

Bare steel and cast iron activities of Indiana Gas and SIGECO
As background and as noted in the Company’s Form 10-K for the fiscal year ended December 31, 2014 on page 95, the Company's Indiana natural gas utilities received Orders in 2008 and 2007 associated with the most recent base rate cases. These Orders authorized the deferral of financial impacts associated with bare steel and cast iron replacement activities. Note that 100 percent of these investments are considered to be maintenance capital that is related to replacement activities and as such, the investments do not qualify as “major plant”.  The Orders provide for the deferral of depreciation and post in service carrying costs on qualifying projects totaling $20 million annually at Indiana Gas and $3 million annually at SIGECO. Post-in-service carrying costs and depreciation deferral is limited by individual qualifying project to three years after being placed into service at SIGECO and four years after being placed into service at Indiana Gas. At December 31, 2014 the Company has regulatory assets totaling $16.4 million associated with the deferral of depreciation ($11.1 million) and debt-related post-in-service carrying cost activities ($5.3 million). There is no deferral for the equity component of post-in-service carrying costs.  As approved by the Indiana Utility Regulatory Commission (the Commission or IURC), these investments will all be recovered in the next base rate case.  Beginning in 2014, the remaining bare steel and cast iron replacement investments will be included in the Company’s seven-year capital investment plan filed pursuant to Senate Bill 251, as described below.

Capital infrastructure program of Indiana Gas and SIGECO:
As background and as noted in the Company’s Form 10-K for the fiscal year ended December 31, 2014 on page 96, on August 27, 2014, the Commission issued an Order approving the Company’s seven-year capital infrastructure replacement and improvement plan. The order also approved the proposed accounting authority and recovery, pursuant to Senate Bill 251 and 560. As provided in the two laws, the Order approved semi-annual filings for rate recovery of 100 percent of the costs, inclusive of return, related to these capital investments and operating expenses, with 80 percent of the costs recovered currently via an approved tracking mechanism and 20 percent of the allowed and approved costs deferred to mitigate regulatory lag and recovered in the Company’s next base rate proceeding. As of December 31, 2014, the Company has regulatory assets totaling $11.4 million associated with the deferral of depreciation ($1.1 million), operating expenses ($9.5 million) and debt-related post-in-service carrying costs ($0.8 million).  The initial rate to recover these amounts was approved and became effective in January 2015.  There is no deferral for the equity component of post-in-service carrying costs.

To further detail our accounting rationale, we evaluated the approval of the 80 percent and 20 percent components of the revenue requirement of the Compliance and System Improvement Adjustment (CSIA) mechanisms. The 80 percent follows the same logic as the DRR described above. The recovery of allowable costs related to the 80 percent is in the same period that those costs would be charged to expense under generally accepted accounting principles, and as such does not meet the second criteria outlined in ASC 980. Furthermore, the revenue requirement is not gradually phased in over a period of time to reduce “rate spike”; rather, rates will accelerate the recovery of 80 percent of the revenue requirement annually to reduce regulatory lag between base rate cases. As all three criteria must be met, management concludes that the 80 percent component of the Capital infrastructure program of Indiana Gas and SIGECO is not a phase-in plan and is not subject to the accounting treatment for phase-in plans under ASC 980.

The 20 percent component is approved and will be included for recovery in the Company’s next base rate case. There is no subsequent prudency review.  ASC 980-340-55-25 and 27 explain that the definition of a phase-in plan is not intended to encompass actions of a regulator that are designed to protect a utility from the effects of regulatory lag in the absence of a rate order and the appropriate treatment for this situation is that the utility capitalize incurred costs that would otherwise be charged to expense provided that recovery is probable.  In the case of the 20 percent component, recovery is assured, not just probable.

Recovery is authorized for the 20 percent component in the next rate case, as the Commission approved the full revenue requirement in the CSIA filing. At the point when the deferral is recovered via the Company’s base rates, the period of recovery will be defined based on the life of the asset. The order issued on January 15, 2015 for the CSIA confirms:
“…the collection of 80% of the revenue requirement is, in order of priority, the full [emphasis added] return on the investments, including the full equity and debt return and then eligible operating expenses.” (IURC Order in Cause No. 44429-TDSIC1 and 44430-TDSIC1)

This regulatory authorization ensures that the Company is receiving immediate recovery of its full authorized return, and not capitalizing these specific costs for a period beyond which they would typically be expensed (second criteria outlined in ASC 980).

Overall Conclusion
In summary, we believe that all of the Company’s regulatory mechanisms have been evaluated against the criteria for phase-in plans under ASC 980, and we believe that none of these mechanisms meet the phase-in plan criteria outlined in ASC 980.

Finally, in connection with our response to the Comment Letter, as requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities & Exchange Commission from taking any action with respect to the filing; and,
•	the Company may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities & Exchange Commission or any person under the federal securities laws of the United States.

Should you have additional comments, please contact me at (812) 491-4305.

Sincerely,

/s/ M. Susan Hardwick

M. Susan Hardwick
Senior Vice President and Chief Financial Officer

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